Document 1

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
Announces 2008 Annual Results

(Beijing, China, March 31, 2009)…Huaneng Power International, Inc. (the “Company”) (NYSE: HNP; HKEx: 902; SSE: 600011) today announced its annual operating results for the year ended December 31, 2008 prepared in accordance with International Financial Reporting Standards (“IFRS”). Consolidated operating revenue of the Company amounted to RMB67.564 billion (equivalent to approximately USD9.886 billion, based on the USD-RMB exchange rate of USD1 to RMB6.8346 as of December 31, 2008), representing a 35.76% increase as compared to 2007. Loss attributable to equity holders of the Company amounted to RMB3.938 billion (equivalent to approximately USD576 million). Losses per share amounted to RMB0.33 (equivalent to approximately USD0.05), and the losses per American Depositary Share (ADS) amounted to RMB13.20 (equivalent to approximately USD2.00).

Year 2008 was an extraordinary year. During the year, we encountered unprecedented difficulties and challenges. Facing the difficult situation, including the impact of the freezing rainstorms and snowstorms, the mega earthquake disaster in Sichuan and the international financial crisis, all management and staff of the Company actively dealt with new challenges such as slowdown in power demand, surge in coal prices and overall losses of the industry. The Company has achieved new progress in various aspects, including safe production, energy saving and environmental protection, project development, as well as acquisition.

The Board of Directors (the “Board”) of the Company affirmed the hard-earned results of 2008. Although the Company has recorded an operating loss, in view of the operating conditions and in order to reward shareholders, the Board recommended a distribution of cash dividend of RMB1.00 (including tax) for every 10 shares to all shareholders from the Company’s accumulative undistributed profits. The resolution on such distribution will be submitted to the annual general meeting for approval.

In 2008, domestic operating power plants of the Company realized a total power generation of 184.628 billion kWh on consolidated basis, an increase of 6.3% over the same period of the previous year; a power generation of 7.584 billion kWh of Tuas Power Ltd. in Singapore was consolidated into the power generation of the Company (from March 25, 2008, the consolidated financial statement date). The growth in domestic power generation of the Company was partly attributable to the safe and stable operation of the newly operated generating units of the Company.  Additionally, in response to the relatively significant changes in the economic situation in 2008, the Company further strengthened marketing work and formulated practical and effective marketing strategies and tactics in the power market, thereby giving full play to the competitive advantages of the Company’s power plants and enhancing a relatively rapid growth in power generation of the Company.

In 2008, the Company recorded a loss mainly caused by unprecedented high prices of domestic thermal coal, which brought about tremendous pressure on the Company’s operation. The fuel cost per unit of power sold by the Company’s domestic power plants for the year increased by 46.54% as compared to the same period of the previous year. The Company maintained stable supply of coal from major supply channels through enhancing unified management and coordination for fuel purchase and transportation, and further ensured a steady coal supply by actively exploring overseas coal markets and importing a certain of coal for supplement.

Despite recording an operating loss, the Company upheld scientific, regulated and strict management, and maintained its leading positions on a wide range of economic and technical indices within PRC. For the year ended December 31, 2008, the average equivalent availability ratio of the power plants of the Company was 91.06%; the average coal consumption rate for power generated was 306.65 gram/kWh, a decrease of 0.92 gram/kWh over the same period of the previous year; the average coal consumption rate for power sold was 325.94 gram/kWh, a decrease of 2.83 gram/kWh over the same period of the previous year; and the average house consumption rate was 5.38%.

Huaneng Power Int’l, Inc. Announces 2008 Annual Results…P.2

On environmental protection, the Company firmly pushed forward energy saving and emissions reduction work, and proactively implemented the State policy of “Replacing small units with larger units” by developing generating units with high efficiency, low consumption, large capacity and high parameter. The Company has installed flue-gas desulphurization facilities in new generating units and reinforced management of desulphurization transformation of existing generating units, continuing to maintain a leadership position in the industry on energy saving and environmental protection. As of the end of 2008, the Company’s operating generating units with desulphurisation facilities accounted for 86.2% of the Company’s coal-fired generating units. All of those have smoothly passed the first annual desulphurization inspection of the State Ministry of Environmental Protection. The Company will ensure all the coal-fired generating units be completed of desulphurization transformation by the end of 2009 and that all coal-fired generating units attain the standards for environmental protection type generating units.

In 2008, the construction of the Company’s power projects made smooth progress. Two 600MW generating units of Hebei Shang'an Phase III and two 680MW generating units of Shandong Rizhao Phase II commenced commercial operation in 2008. In 2008, the coal-fired power projects of Jiangxi Jinggangshan Phase II and Jiangsu Jinling Phase II have obtained approval from the State.  Development in clean energy has made a breakthrough with the projects of Hunan Xiangqi Hydropower and Inner Mongolia Huade Wind Power having obtained approval from relevant authorities. Innovation of project construction obtained new achievements. The first domestic 600MW-level supercritical direct air-cooling desulphurization coal-fired generating unit of Hebei Shang'an Power Plant has commenced operation. Zhejiang Yuhuan Phase I, Chongqing Luohuang Phase III, Jiangsu Huaiyin Phase III and the reconstruction and expansion project of Shandong Xindian obtained the PRC Power Quality Projects Award of 2008, of which Zhejiang Yuhuan Phase I obtained the State Quality Projects Gold Award.

In 2008, the Company completed the acquisition of Tuas Power Ltd. in Singapore, thus increasing the generation capacity on an equity basis by 2,670MW (accounting for approximately 26% of the Singapore power market) and realizing a breakthrough in entering overseas power markets. This acquisition not only fulfilled the strategic target of “Going Abroad”, but also, more importantly, provided the Company with an opportunity to operate and manage power plants in the Singapore power market which was conducive to enriching the Company’s experience of operating and managing power plants in overseas markets and was in line with the long-term benefits of the Company. Moreover, the Company successively completed the acquisition of an additional 10% interest in Jiangsu Huaiyin Power Plant Phase I and an additional 10% interest in Shandong Rizhao Power Company Limited during the year.

In 2008, the Company further strengthened capital management and actively broadened financing channels. It has successively issued RMB4 billion corporate bonds and RMB5 billion short-term debentures, thus effectively reducing financing costs, providing low-cost capital support for the safe and stable production and scale expansion of the Company.

In 2009, the Company still faces both opportunities and challenges.

Power market: Due to the impact of the international financial crisis, the global economy declined and demand in the domestic power market reduced, thus resulting in a relatively significant decrease in the Company’s power generation early this year. However, the gradual implementation of the macro-economic policy by the State will help to drive the growth of the PRC economy as well as the power demand. It is anticipated that the power generation of the Company in 2009 will increase compared to last year.

Coal market: Key thermal coal contracts have not been signed up to date, which posed certain uncertainties in coal supply and coal prices for the whole year. However, recently, there is a trend that the coal supply in the domestic market exceeds the demand.  In addition, the Company’s power plants located in the coastal region have the experience and technical conditions necessary to use imported coal. It is anticipated that coal purchase prices of the Company for the whole year will be lower than those of last year.

Capital market: Declining operating benefits and increasing debt ratio of the Company have caused pressure on financing. On the other hand, the moderately eased monetary policies implemented by the State including enhancing the credit scale and lowering loan interest rates will be conducive to safeguarding capital supply and reducing capital costs by the Company.

Huaneng Power Int’l, Inc. Announces 2008 Annual Results…P.3

The priority of the Company in 2009 is to turn loss into profit. The Company will: (1) enhance development of the power market, reinforce market analysis and forecast, endeavour to increase the utilization hours of generating units and strive to achieve power generation of 190 billion kWh in the PRC for the whole year and average utilization hours of coal-fired generating units of the Company of 4,900 hours; (2) enhance unified management of fuel purchase and transportation and stabilize major channels of coal supply; actively explore overseas coal markets and strive to reduce fuel costs; (3) continue to push forward energy saving and environmental protection work and continuously reduce various consumption levels of generating units in order to ensure that the major economic and technical indices will continue to attain good results; (4) strengthen the management of projects-under-construction and reinforce the preliminary and preparation work for projects in order to lay a good foundation for long-term development and strive to realize commencement of operation of 3,712MW new generating units in 2009; and (5) invest in the development and construction of wind power at the same time of developing thermal power according to the State’s prevailing energy policy and requirements for the development of renewable energy.

The Company is confident of seizing opportunities and coping with challenges, thereby realizing healthy and rapid development of the Company.

Huaneng Power International, Inc. wholly owns 17 operating power plants, and has controlling interests in 13 operating power companies and minority interests in 5 operating power companies in the PRC. The Company’s power plants are extensively located in 12 provinces and 2 provincial-level municipalities. In addition, the Company wholly owns one operating power company in Singapore. Currently, the Company has a controlling generation capacity of 40,939MW and a total generation capacity of 39,203MW on an equity basis and is one of the largest independent power companies in China.

~ The End ~

For any details regarding the annual results, please refer to the following websites:
Hong Kong Stock Exchange: http://www.hkexnews.com.hk
The Company: http://www.hpi.com.cn  and  http://www.hpi-ir.com.hk

Encl:
The audited consolidated balance sheet and consolidated income statement of the Company and its subsidiaries as of and for the year ended December 31, 2008, prepared in accordance with International Financial Reporting Standards.

For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin	Mr. Karl Cheung / Ms. Carrie Lam
Huaneng Power International, Inc.	Rikes Hill & Knowlton Limited
Tel: (8610) 6649 1856 / 1866	Tel: (852) 2520 2201
Fax: (8610) 6649 1860	Fax: (852) 2520 2241
Email: zqb@hpi.com.cn

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (AUDITED)
AS OF DECEMBER 31, 2008

(Amounts expressed in thousands)
	As of		As of
	December 31, 2008		December 31, 2007
	Rmb	US$	Rmb

ASSETS

Non-current assets
Property, plant and equipment, net	116,737,198	17,080,326	90,125,919
Investments in associates	8,758,235	1,281,455	8,731,490
Available-for-sale financial assets	1,524,016	222,985	3,462,158
Land use rights	2,895,359	423,633	2,269,208
Power generation licence	3,811,906	557,737	-
Deferred income tax assets	316,699	46,338	211,654
Goodwill	11,108,096	1,625,274	555,266
Other non-current assets	748,072	109,454	389,375

Total non-current assets	145,899,581	21,347,202	105,745,070

Current assets
Inventories, net	5,169,847	756,423	2,319,290
Other receivables and assets, net	1,099,720	160,904	822,691
Accounts receivable, net	7,794,500	1,140,447	7,876,318
Prepaid taxes	172,758	25,277	-
Derivative financial assets	15,479	2,265	-
Bank balances and cash	5,765,873	843,630	7,532,760

Total current assets	20,018,177	2,928,946	18,551,059

Total assets	165,917,758	24,276,148	124,296,129

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	12,055,383	1,763,875	12,055,383
Capital surplus	8,642,617	1,264,539	10,663,422
Surplus reserves	6,096,100	891,947	6,096,100
Currency translation differences	(534,433)	(78,195)	-
Retained earnings
Proposed dividend	1,205,538	176,387	3,616,615
Others	9,364,115	1,370,105	14,497,060
	36,829,320	5,388,658	46,928,580

Minority interests	5,730,633	838,474	5,151,062

Total equity	42,559,953	6,227,132	52,079,642

Non-current liabilities
Long-term loans	59,027,181	8,636,523	33,438,647
Long-term bonds	9,834,688	1,438,956	5,885,615
Deferred income tax liabilities	1,371,572	200,681	1,092,545
Derivative financial liabilities	17,242	2,523	-
Other non-current liabilities	620,922	90,849	423,119

Total non-current liabilities	70,871,605	10,369,532	40,839,926

Current liabilities
Accounts payable and other liabilities	10,867,480	1,590,068	9,241,069
Taxes payables	420,464	61,520	955,334
Dividends payable	56,734	8,301	12,150
Salary and welfare payables	212,236	31,053	213,403
Derivative financial liabilities	542,442	79,367	-
Short-term bonds	5,095,936	745,609	5,064,690
Short-term loans	28,745,488	4,205,877	11,670,400
Current portion of long-term loans	6,545,420	957,689	4,219,515

Total current liabilities	52,486,200	7,679,484	31,376,561

Total equity and liabilities	165,917,758	24,276,148	124,296,129

For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$)
has been made at the rate of US$1.00=Rmb6.8346 announced by the People's Bank of China on December 31, 2008.
No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of December 31 2008, or at any other certain rate.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME (AUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts expressed in thousands, except per share data)

	For the year ended December 31,
	2008		2007
	Rmb	US$	Rmb

Operating revenue	67,563,815	9,885,555	49,767,849
Sales tax	(106,385)	(15,565)	(139,772)

Operating expenses:
Fuel	(49,810,275)	(7,287,958)	(27,790,310)
Maintenance	(1,702,274)	(249,067)	(1,534,016)
Depreciation	(7,718,773)	(1,129,367)	(7,225,964)
Labor	(3,164,613)	(463,028)	(2,786,109)
Service fees on transmission and transformer facilities of HIPDC	-	-	(140,771)
Purchase of electricity	(2,726,028)	(398,857)	-
Others	(3,591,416)	(525,476)	(2,228,596)

Total operating expenses	(68,713,379)	(10,053,753)	(41,705,766)

(Loss) / Profit from operations	(1,255,949)	(183,763)	7,922,311

Interest income	83,522	12,220	53,527
Interest expense	(4,064,779)	(594,735)	(2,132,122)
Exchange gain and bank charges, net	356,836	52,210	204,134

Total financial expenses, net	(3,624,421)	(530,305)	(1,874,461)

Share of profits of associates	72,688	10,635	586,323

(Loss) / Gain on fair value changes	(54,658)	(7,997)	87,132

Investment income	51,061	7,471	585,379

Other income, net	19,723	2,886	12,617

(Loss) / Profit before income tax expense	(4,791,556)	(701,073)	7,319,301

Income tax benefit / (expense)	239,723	35,075	(838,270)

(Loss) / Profit for the year	(4,551,833)	(665,998)	6,481,031

Attributable to:

Equity holders of the Company	(3,937,688)	(576,140)	6,161,127
Minority interests	(614,145)	(89,858)	319,904
	(4,551,833)	(665,998)	6,481,031

Dividends paid	3,570,334	522,391	3,375,507

Proposed dividend	1,205,538	176,387	3,616,615

Proposed dividend per share	0.10	0.01	0.30
（expressed in RMB per share）

(Loss) / Earnings per share for (loss) / profit attributable to the equity holders of the Company
（expressed in RMB per share）
- Basic and diluted	(0.33)	(0.05)	0.51

For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$)
has been made at the rate of US$1.00=Rmb6.8346 announced by the People's Bank of China on December 31, 2008.
No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of December 31, 2008, or at any other certain rate.